

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 27, 2017

Steven J. Heyer
Chief Executive Officer
Haymaker Acquisition Corp.
650 Fifth Avenue
Floor 31
New York, NY 10019

> **Re:** **Haymaker Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 30, 2017**
> **CIK No. 0001707306**

Dear Mr. Heyer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

<u>Summary, page 1</u>

<u>Our Company, page 1</u>

2. We note your disclosure on page 1 that your chief executive officer and your president are affiliates of your sponsor. Please disclose here that they are the managing members of your sponsor.

<u>The Offering, page 9</u>

3. Please revise to clarify the provisions of your amended and restated certificate of incorporation that may be amended by holders of a majority of your outstanding shares of Class A and Class B common stock.

<u>If we effect our initial business combination with a company with operations, page 53</u>

4. We note your disclosure on page 53 indicating that you may enter into a business combination with one or more international operating businesses. Please disclose this in your prospectus summary section.

<u>Dilution, page 61</u>

5. We note your table illustrating the dilution to public shareholders on a per share basis reflects a net tangible book value before the offering of $.01, however, in the preceding paragraph, you disclose the Company had a net tangible book value deficiency of $80,779. We also note you list a "decrease attributable to new investors and public sales," however; the pro forma net tangible book value after the offering is calculated as $.56 on a per share basis which would appear to increase the book value subsequent to the offering. Please revise accordingly.

<u>Certain Relationships and Related Party Transactions, page 107</u>

6. Please disclose here that Andrew R. Heyer is the CEO and founder of Mistral and that Christopher Bradley is a managing director at Mistral and provide the disclosure required by Item 404 0f Regulation S-K. Similarly, disclose here that Steven J. Heyer and Andrew R. Heyer are the managing members of your sponsor and provide the disclosure required by Item 404 of Regulation S-K.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

7. We note your auditor signed their report as Marcum; however, we note the name of the firm as registered with the PCAOB is Marcum LLP. Please provide an audit report that is signed using the exact name of the firm as registered with the PCAOB.

Signatures, page II-7

8. Based upon your disclosure throughout your prospectus, it appears that Steven J. Heyer serves as your chief executive officer. However, in the first signature block, you have identified "Andrew J. Heyer" as your chief executive officer. Please revise for consistency or advise.

You may contact Abe Friedman at (202) 551-8298 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: Stuart Neuhauser
        Ellenoff Grossman & Schole LLP